Exhibit 99.1

Michael Krams, M.D., Joins Exscientia as Chief Quantitative Medicine Officer

OXFORD, England (BUSINESS WIRE) – April 5, 2022 - Exscientia plc (Nasdaq: EXAI) today announced the appointment of Michael Krams, M.D., as its Chief Quantitative Medicine Officer. In this newly created role, Dr. Krams will lead clinical development strategy for Exscientia’s portfolio of investigational medicines. Exscientia’s drug discovery platform utilises patient-based translational models and AI-driven molecule design to optimise drug candidates for specific patient populations. As part of these efforts, Dr. Krams will drive work to improve trial design and patient selection within clinical trials to maximise clinical success and patient benefit.

“We want to be as innovative in the clinic as we have been in drug discovery. Mike is a proven innovator and strategic leader at the vanguard of bringing a quantitative science approach to clinical development. He has been a thought leader in the field for more than 20 years, implementing model-informed drug development, increasing the use of biomarkers to enable adaptive trials, and finding better ways to enrich trials for patient selection,” said Andrew Hopkins, DPhil., Exscientia’s founder and CEO. “Focusing our clinical trials on the people that are most likely to benefit from them has the potential to not only improve clinical success rates, but it also advances our mission of putting patients at the centre of creating new medicines.”

Dr. Krams joins Exscientia’s executive leadership team, reporting to Andrew Hopkins, and will be based at Exscientia’s precision medicine centre in Vienna, Austria. Dr. Krams most recently led the Quantitative Sciences group at Janssen R&D, bringing together approximately 500 statisticians, pharmacologists and modellers to enable efficient decision-making in various aspects of drug development. Earlier in his career, he was Vice President of Adaptive Trials and Applied Program Strategies at Wyeth. Dr. Krams holds an M.D. from the University of Munich.

“I’m pleased to join Exscientia, a mission-driven company harnessing artificial intelligence to transform drug discovery and development to make better medicines for patients. In many ways, the work I’ve driven throughout my career is a good match to Exscientia’s goal - asking how conventional, sequential approaches to clinical development can be further improved, aiming for truly patient-driven medicine development. Discovery and clinical strategies need to be closely connected through biomarker strategies and Exscientia’s precision medicine platform has the potential to achieve just that,” said Mike Krams, M.D., Chief Quantitative Medicine Officer for Exscientia.

About Exscientia

Exscientia is an AI-driven pharmatech company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our pipeline demonstrates our ability to rapidly translate scientific concepts into precision-designed therapeutic candidates, with more than 30 projects underway. By designing better drugs, faster, we believe the best ideas of science can rapidly become the best medicines for patients.

Exscientia is headquartered in Oxford (England, U.K.), with offices in Vienna (Austria), Dundee (Scotland, U.K.), Boston (Mass., U.S.), Miami (Fla., U.S.), Cambridge (England, U.K.), and Osaka (Japan).

Visit us at https://www.exscientia.ai or follow us on Twitter @exscientiaAI.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements with regard to Exscientia’s expectations regarding its management team. Words such as “anticipates,” "believes," “expects,” "intends," "projects," "anticipates," and "future" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the uncertainties inherent in predicting future results and conditions and no assurance can be given that the drug discovery and precision medicine platforms discussed above will be successful in optimising drug candidates for specific patient populations. The success of Exscientia’s platforms is subject to numerous factors, many of which are beyond the control of Exscientia, including, without limitation, the ability of Exscientia to design clinical trials that are cleared by the FDA and of healthcare providers to collect viable patient tissue samples. Exscientia undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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